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April 28, 2003

BY HAND DELIVERY


03050807

Securities and Exchange Commi
Office of International Corporate
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Wanadoo
Information Pursuant to Rule 12g3-2(b)
File No. 82-5150

Dear Sir or Madam,

On behalf of Wanadoo and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed: a press release dated April 28, 2003 announcing Wanadoo's first quarter 2003 results; a slide presentation dated April 28, 2003 regarding first quarter 2003 results; a press release dated April 28, 2003 announcing Wanadoo's new organization; and biographies of the members of Wanadoo's new executive committee.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at 011-33-1-5389-7000 should you have any questions.

Very truly yours,

Sami Toutounji /ad

Sami L. Toutounji

cc: Olivier Fauqueux
Wanadoo



Paris, 28th April 2003

Wanadoo revenues up 38 percent for first quarter 2003, spurred by strong broadband growth

- **Sustained growth in both core segments**
  - **58-percent surge in revenues from Internet Access, Portals, e-Merchant segment**
  - 370,000 new Internet access subscribers on a proforma basis[1]
  - Average Revenue Per User advances

- **Directories segment revenues up 9 percent**
- Continued increase in revenues from print directories
- 37-percent jump in revenues from Internet directories
- Online directories now account for 37 percent of Directories segment revenues.

Wanadoo had consolidated revenues of 567 million euros for the first quarter of 2003, up 38 percent over the first quarter of 2002.

Both of Wanadoo's core segments recorded revenue growth. Revenues for the Internet Access, Portals, e-Merchant segment surged 58 percent versus the year-earlier period on the strength of a 61-percent rise in Internet access revenues. Directories revenues climbed 9 percent between first quarter 2002 and first quarter 2003.

Wanadoo tops 1.6 million broadband customers in Europe at end March 2003

At March 31, 2003 Wanadoo had 8.786 million Internet access customers in Europe, including 1.613 million subscribers to broadband service (ADSL and cable). Wanadoo added 251,000 new customers during the first quarter of 2003, of whom 239,000 signed up for broadband service. On a proforma basis[1] Wanadoo added 370,000 new customers, including 264,000 broadband customers. Broadband customers represented 18.4 percent of the total Wanadoo Internet access customer base at March 31, 2003, up from 16.1 percent at December 31, 2002.

Commenting on these results, Wanadoo Chairman and Chief Executive Officer Olivier Sichel said: *"Wanadoo's first quarter 2003 revenues put us on track to meet our objective of 25 to 30 percent revenue growth in 2003. This first quarter confirms the dynamic performance of Wanadoo's businesses, in particular broadband Internet access, where we now have over 1.6 million customers across Europe. Both paper and Internet directories also posted sustained growth as revenues for this segment advanced 9 percent for the first quarter. Our online directories confirmed their European leadership. Revenues from Internet directories were up 37 percent over the first quarter of 2002. Wanadoo is experiencing sustained growth in France and other countries where we operate, and pursuing ongoing initiatives. This enables us to confirm our financial performance objectives."*

[1] Organic growth, excluding Wanadoo Belgium, which was divested on February 7, 2003 and which had 119,000 total subscribers at December 31, 2002, of whom 25,000 ADSL customers.



Consolidated revenues for first quarter 2002/2003

(in millions of euros)	1st quarter 2002	1st quarter 2003	Change
Internet Access, Portals, e-Merchant[2]	**250**	**393**	**58%**
of which International	***77***	***145***	***88%***
Internet Access	221	355	61%
Portals	20	27	37%
e-Merchant	9	11	32%
Directories	**162**	**175**	**9%**
of which International	***9***	***8***	***-8%***
Other	-1	-1	NM
Total Wanadoo revenues	**410**	**567**	**38%**
of which International	***86***	***153***	***77%***

Key indicators

Division	Indicator	March 31, 2002	March 31, 2003	Change
Internet Access[2]	Active customers (in millions)	6.658	**8.786**	+32%
Portals[3]	Pages viewed (in millions per month)	1,503	**2,408**	+60%
e-Merchant	Orders per month on alapage.com (in thousands)	53	**78**	+47%
Directories	Internet advertisers (in thousands)	212	**252**	+19%

Internet Access, Portals, e-Merchant sites: revenues jump 58 percent

The segment comprising Internet Access, Portals and e-Merchant sites had revenues of 393 million euros for the first quarter of 2003, an increase of 58 percent versus first-quarter 2002. This growth reflects ongoing increases in Internet Access and e-Merchant revenues, coupled with the integration of Eresmas and return to growth for the Portals business.

2 Eresmas which was consolidated in November 2002 is not included in First quarter 2002 figures. Wanadoo Belgium which was divested on February 7, 2003, is consolidated for 2 months in First quarter 2003.

3 Aggregate audience for all Wanadoo-owned businesses in Europe (StarMedia in Spain only)



Revenues from Internet Access, Portals and e-Merchant were up 44 percent in France and 88 percent for international operations. Wanadoo's international operations accounted for 37 percent of total segment revenues for the first quarter, compared with 31 percent for the first quarter of 2002.
Growth in revenues from the Internet Access, Portals and e-Merchant businesses derived from the following factors:

- **An increase in the number of subscribers to Wanadoo's broadband services in Europe,** representing 1.613 million customers at the end of March 2003, compared with 696,000 customers at the end of March 2002. Broadband customers accounted for 18.4 percent of Wanadoo's total active customer base at end March 2003, compared with 10.5 percent at the end of the year-earlier period. At March 31, 2003 Wanadoo had 1.24 million broadband subscribers in France, of whom 1.174 million have ADSL service. At the same date Wanadoo counted 373,000 broadband subscribers outside of France, of whom 232,000 had ADSL service.

- **Growth in Wanadoo's subscriber base in France,** which reached 4.130 million customers at end March 2003, up from 3.271 million at end March 2002, representing year-to-year growth of 26 percent. Average Revenue Per User (ARPU) rose 16 percent between the first quarter 2002 and first quarter 2003.

- **Growth in the subscriber base in the United Kingdom.** Freeserve had 2.666 million active subscribers at end March 2003, compared with 2.478 million at end March 2002. At March 31, 2003, Freeserve had 1.028 million unlimited narrowband subscribers, up from 744,000 at end March 2002, representing year-to-year growth of 38 percent. The percentage of unlimited narrowband and broadband subscribers increased from 38 percent of the Freeserve customer base at end December 2002 to 41 percent at end March 2003. ARPU increased by 40 percent between first quarter 2002 and first quarter 2003.

- **Growth in the Wanadoo subscriber base outside France and the United Kingdom.** At March 31, 2003 Wanadoo had 1.509 million active subscribers in Spain, 471,000 subscribers in the Netherlands and 9,000 subscribers in Morocco. Belgium, which counted 119,000 subscribers at December 31, 2002, was deconsolidated in February 2003.

- **Expanding e-Merchant business.** Alapage.com recorded 245,000 orders during the first quarter of 2003, a 52-percent increase over first quarter 2002.

The audience on Wanadoo portals and sites in Europe reached 2.4 billion pages viewed in March 2003, compared with 1.7 billion in December 2002. For the first quarter of 2003, Wanadoo's Portal businesses recorded revenues of 27 million euros, up 37 percent versus the year-earlier period. This figure includes 19 million euros from online advertising, compared with 11 million euros for first quarter 2002. This 76-percent increase is due in part to the consolidation of Eresmas. Revenues from content aggregation were down 8 percent versus the first quarter of 2002.

Revenues from online advertising recovered during the first quarter of 2003 compared with the year-earlier period, surging by 229 percent in France and 41 percent in the United Kingdom.



Directories revenues up 9 percent for first quarter 2003

The Directories segment had revenues of 175 million euros for the first quarter of 2003, up 9 percent over first quarter 2002.

Total revenues from Directories in France for first quarter 2003 climbed 10 percent year-to-year to 167 million euros. This sustained increase was due in part to non-recurrent revenues during the first quarter. Excluding non-recurrent items the growth in Directories revenues on first quarter 2003 was similar to full year 2002 growth.

Revenues from online directories in France (advertising and website creation, spanning both Minitel and Internet activities) totaled 64 million euros in the first quarter of 2003, up 15 percent in comparison with the first quarter of 2002. Online directories represented 37 percent of total first quarter 2003 revenues for this segment.

Revenues from Internet directories in France and Spain (pagesjaunes.fr and qdq.com) were up 37 percent in the first quarter of 2003 compared with the year-earlier period. Revenues from Minitel directories proved resilient, declining only 1 percent. The total number of Internet advertisers pagesjaunes.fr and qdq.com reached 252,000 at March, 31, 2003, compared with 212,000 at end March 2002, a year-to-year rise 19 percent.

Outlook

Wanadoo confirms its financial targets for 2003:
- Revenue growth of 25 to 30 percent
- Tripling of consolidated EBITDA
- EBITDA for Access Portals and e-Merchant segment at breakeven
- Positive unleveraged free cash flow (EBITDA – CAPEX excluding non-operating items)

About Wanadoo

Wanadoo, a subsidiary of France Telecom, is one of Europe's leading Internet and directories companies with, at March 31st 2003, 8,786 million active subscribers, 2.4 billion pages viewed per month and, at December 31st, more than 638,000 advertisers in Directories. Wanadoo is a leading Internet media services provider in France and U.K., the n° 2 in Spain, and is also present in the Netherlands and Morocco. Wanadoo is expanding its Internet operations through, amongst others, broadband Internet access with 1.6 million cable and ADSL subscribers. Wanadoo recorded EUR 2 billion in revenues in 2002 and has approximately 7,000 employees. Wanadoo is listed on Euronext Paris. Further information on Wanadoo can be found on the company's web site at: www.wanadoo.com.

Press Contacts :
Tél : +33 1 44 44 93 93
Nilou du Castel
nilou.ducastel@francetelecom.com
Caroline Ponsi / Sébastien Goales
caroline.ponsi@francetelecom.com
sebastien.goales@francetelecom.com

Investor Relations
Tél : +33 1 58 88 75 68
Vincent Gouley
vincent.gouley@wanadoo.com





wanadoo

First Quarter 2003 Revenues

Thierry Lemaitre
CFO

April 28, 2003





The document contains forward-looking statements. Although Wanadoo believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things: the effects of competition; Internet usage levels, the success of Wanadoo's domestic and international investments; and the availability, terms and deployment of capital. The forward-looking statements contained in this document speak only as of the date of this document and Wanadoo does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.



wanadoo

Key indicators grow: 8.8 million Access customers

Indicators	March	June	Sept.	Dec.	March
Access (1) Number of customers (thousand)	6,658	6,831	7,138	8,535	8,786
Portals (2) Number of pages viewed (millions)	1,503	1,462	1,461	1,703	2,408
e-Merchant Number of orders per month on Alapage (thousand)	53	45	91	228	78
Directories Number of Internet advertisers (thousand)	212	225	223	238	252

(1) Active customers over the last 30 days, excluding Belgium in March 2003
(2) Wanadoo properties in Europe (StarMedia audience in Spain only)
Source: Wanadoo


wanadoo

Revenue growth in line with Group objectives for 2003: +38%

Euros in millions	March 31 2003	March 31 2002	Change %
Access, Portals, e-Merchant	393	249	+58%
Directories	175	162	+9%
Others	-1	-1	NS
Total Wanadoo	567	410	+38%

Source: Wanadoo

Revenue breakdown per business segment

Revenue breakdown

First Quarter 2002


39%
7%
54%

First Quarter 2003


62%
7%
31%

- Access
- Portals and e-Merchant
- Directories

Source: Wanadoo

Online revenue growth

Revenue breakdown

First Quarter 2002

72%

28%

- Online(1)
- Traditional

First Quarter 2003



79%
21%

(1) Access, on-line advertising, e-Merchant, Minitel and Internet directories as well as Web site creation



File No. 82-5150

Geographic breakdown

Revenue breakdown

First Quarter 2002

79%

France
International

First Quarter 2003


73%

Source: Wanadoo



wanadoo

Business Segments

Access, Portals, e-Merchant

European subscriber base grows by 370,000 customers, on a pro forma basis[1]

- 370,000 new access customers, on a pro forma basis[1] in Q1 - 2003



Number of Wanadoo customers in Europe
(in thousands, over the last 30 days)
6,658
453
456
2,478
3,271
6,831
433
488
2,494
3,416
7,138
500
487
2,553
3,598
8,535
574
1,463
2,574
3,924
8,786
480
1,509
2,666
4,130
March 2002
June 2002
Sept. 2002
Dec. 2002
March 2003
Other International(1)
Spain
United Kingdom
France

(1) Excluding Wanadoo Belgium sold in February 2003
Source: Wanadoo



French subscriber base continues to grow, driven by broadband development

- 206,000 new access customers in Q1 – 2003
- 30% of the customer base is broadband (+3 pp versus December 2002)

Number of French Wanadoo customers
(in thousands, over the last 30 days)

	March 2002	June 2002	Sept. 2002	Dec. 2002	March 2003
Broadband subscriptions	531	631	740	1,044	1,240
Narrowband subscriptions	2,208	2,261	2,314	2,315	2,334
No subscription fees	532	524	545	566	556
Total	3,271	3,416	3,598	3,924	4,130

Source: Wanadoo

More than 1 million Freeserve subscribers in the United Kingdom

- 103,000 new unlimited narrowband customers in Q1 – 2003
- 41% of customers have a subscription (+3 pp versus December 2002)



Number of Freeserve customers
(in thousands, over the last 30 days)
2,478
744
1,730
March 2002
2,494
15
793
1,686
June 2002
2,553
28
855
1,670
Sept. 2002
2,574
49
925
1,600
Dec. 2002
2,666
68
1,028
1,570
March 2003

Broadband subscriptions
Narrowband subscriptions
No subscription fees

Source: Wanadoo

Spain's customer base

- 46,000 new access customers in Q1 – 2003
- 46% of net add are ADSL subscribers


Number of Spanish customers
(in thousands, over the last 30 days)
456
21
316
119
March 2002
488
33
340
115
June 2002
487
43
341
103
Sept. 2002
1,463
99
692
672
Dec. 2002
1,509
120
678
711
March 2003

Broadband subscriptions
Narrowband subscriptions
No subscription fees

Source: Wanadoo

Access customer growth in the Netherlands

- 26,000 new access customers in Q1 - 2003
- 69% of net add are ADSL subscribers


Number of Dutch customers
(in thousands, over the last 30 days)
343
312
374
445
471
123
92
128
134
54
124
147
55
172
157
57
231
184
56
232
March 2002
June 2002
Sept. 2002
Dec. 2002
March 2003
Broadband subscriptions
Narrowband subscriptions
No subscription fees

Source: Wanadoo

Broadband rollout: 1.6 million subscribers

- 264,000 new broadband customers on a pro forma basis[1] in Q1 – 2003
- 18% of Wanadoo's customer base in Europe is broadband (+2 pp versus December 2002)


Number of Wanadoo broadband customers
(in thousands)
696
539
833
668
981
808
1,374
1,187
188
1,613
1,406
207
March 2002
June 2002
Sept. 2002
Dec. 2002
March 2003
ADSL
Cable

(1) Excluding Wanadoo Belgium sold in February 2003
Source: Wanadoo

Broadband : 26% of growth comes from international operations

- 68,000 new broadband subscribers outside France on a pro forma basis(1)
- 26% of add on derived from international operations



Other International(1)
Spain
United Kingdom
France



Number of Wanadoo broadband customers
(in thousands)
696
531
833
154
631
981
170
43
740
1,374
182
99
1,044
1,613
184
120
68
1,240
March 2002
June 2002
Sept. 2002
Dec. 2002
March 2003

(1) Excluding Wanadoo Belgium sold in February 2003
Source: Wanadoo



Average Revenue Per User (ARPU) on the rise

- +16% year on year in France
- +40% year on year in the United Kingdom

Average Connectivity Revenue per User (ARPU)
(in euros)

	France	Spain(1)	Netherlands	UK
March 2002	14,7	10,5	7,4	5,8
March 2003	17,0	10,4	7,9	8,1

(1) Excluding Eresmas in March 2002
Source: Wanadoo

e-Merchant upswing

- +52% in the number of orders on Alapage.com in one year



Number of orders per quarter on alapage.com
(in thousands)
161
245
Q1 2002
Q1 2003

Source : Wanadoo



Revenues for Access, Portals, e-Merchant segment

Euros in millions	March 31 2003	March 31 2002	Change %
Access	355	221	+61%
Portals	27	20	+37%
E-Merchant	11	9	+32%
Total Segment	393	249	+58%

Source: Wanadoo



wanadoo

Business Segments *Directories*



Internet directories[1] audience marches on

- Audience up 50% over last year

Number of hits and of pages viewed
(in millions)

	March 2002	March 2003
Hits	14	21
Pages viewed	101	152

(1) pagesjaunes.fr and qdq.com
Source : Wanadoo

More advertisers on Internet directories

- 14,000 new online advertisers in Q1 - 2003



Number of Internet advertisers
(in thousands)
212
211
225
222
3
223
218
5
238
231
252
243
March 2002
June 2002
Sept. 2002
Dec. 2002
March 2003
QDQ
PagesJaunes

Source: Wanadoo



Revenues for Directories segment, up 9% year on year

Euros in millions	March 31 2003	March 31 2002	Change %
France[1]	167	153	+10%
Spain	8	9	-8%
Total Segment[2]	175	162	+9%

(1) The first quarter 2003 benefited non recurring revenues.
(2) of which 64 million euros for Online Directories (incl. web site design) in Q1 2003 and 56 million in Q1 2002
Source: Wanadoo

First quarter 2003 revenues are in line with annual objectives

- Consolidated revenues were up 38%
- Access customer base grew by 370,000 clients[1]
- 71% of add on were broadband access customers
- Connectivity ARPU was up
- Better conditions on the online advertising market
- Directories confirmed solid growth

(1) Pro forma, excluding Wanadoo Belgium, sold on February 2003

Financial targets for 2003

- Push consolidated revenue growth up 25 to 30%
- Become EBITDA positive for Access, Portals, e-Merchant segment
- Multiply group EBITDA by 3
- Boost net income

Target: to be one of Europe's most profitable ISPs and directory companies

Glossary

- EBITDA: Earning Before Interest, Taxes, Depreciation and Amortization
- Internet Access Customers: Active Pay-As-You-Go customers over the last 30 days + total narrowband and broadband subscribers
- Pro forma Growth of the customer base: excluding Wanadoo Belgium sold on February 7, 2003. Wanadoo Belgium had 119,000 total customers of whom 25,000 ADSL subscribers at December 31, 2002
- Connectivity revenues: revenues generated by Internet Access offers, excluding portals, online services and e-commerce revenues



wanadoo

First Quarter 2003 Revenues

April 28, 2003

Thierry Lemaitre
CFO



File No. 82-5150


wanadoo

Paris, 28th April 2003

Wanadoo introduces new organization reinforcing the integration of the access and portals businesses in France and strengthening its European scope

Wanadoo today announced a new organization designed to establish the company as one of Europe's most profitable providers of Internet and directory services.

The new organization comprises:
- Six Business Units, with development support from three Corporate Functions;
- A new Wanadoo Executive Committee.

The organization will deepen integration across Internet Access and Portals activities in France, as is currently the case for international operations. Technology synergies will be strengthened among Wanadoo subsidiaries throughout Europe, and Wanadoo's strategy of a Europe-wide service offering will be energized.

Wanadoo Chairman and CEO Olivier Sichel said: *"This organization creates fresh dynamic impetus for Wanadoo, with a laser-like focus on our customers and corporate values. We are strengthening the integration of Wanadoo around our excellent human, marketing and technology resources in order to derive maximum benefits from Europe-wide synergies. The new organization enables Wanadoo to offer the 'best of the Internet' to all our European customers."*

On April 25, France Telecom's presence on Wanadoo's Board of Directors was modified with the appointments of: Didier Lombard, France Telecom Senior-Vice President for New Technologies, Strategic Partnerships and New Usages, Jean-Philippe Vanot, France Telecom Senior-Vice President, Networks and Carriers, and Jean-Hervé Lorenzi, Advisor to the Supervisory Board of Compagnie Financière Edmond de Rothschild. They replace Pascal Viginier, Christian Bret and Jean-François Pontal.

The Board of Directors also nominated Alain Pouyat, Chief Technology Officer of Bouygues for election by the Wanadoo Annual General Meeting of Shareholders as advisor to the board. These moves complete changes to the Wanadoo Board of Directors, which appointed Frank E. Dangeard as Board member on February 26.

New organization
Wanadoo now counts six Business Units and three Corporate Functions.

- The Business Units are Wanadoo Spain, Wanadoo France, Wanadoo Netherlands, Wanadoo U.K. (Freeserve), Wanadoo E-Merchant and Directories.

- The Corporate Functions are the office of the Chief Organization Officer, Finance & Legal Affairs and Technology. This tightens Wanadoo's integration around its core businesses, products and key technologies. The corporate functions will work directly with the Business Units to propose the most competitive solutions and services throughout Europe.



Jean Claude Delmas, previously France Telecom Regional Director for Greater Paris Region/West, has been appointed head of Wanadoo France, which encompasses nationwide management of Wanadoo's Internet Access and Portals Activities.
Yves Parfait, previously head of Internet Access for Continental Europe, has left Wanadoo to join France Telecom as Regional Director for the Hauts de Seine region. *"Yves has since 1996 played a pivotal role in Wanadoo's development. We wish him the same tremendous success he had with Wanadoo's Internet Access business,"* said Olivier Sichel, Chairman and CEO of Wanadoo.

This streamlined organization is closer to the customer and enables Wanadoo to better leverage synergies among its different subsidiaries in Europe. This will accelerate Wanadoo's growth and strengthen its leadership in Europe.

New Executive Committee
Wanadoo's reorganization results in changes in the Executive Committee, whose members are now as follows:

- Olivier Sichel – Chairman and Chief Executive Officer
- Yves Le Mouël – Chief Organization Officer
- Thierry Lemaitre – Finance and Legal Director
- Patrick Puges – Chief Technical Officer
- Antonio Anguita – Wanadoo Spain Director
- Jean-Claude Delmas – Wanadoo France Director
- Eric Abensur – Wanadoo U.K. (Freeserve) Director
- Jean-Jacques de Pins – Wanadoo Netherlands Director
- Michel Datchary – Directories Director
- Christophe Lasserre – Wanadoo E-merchant Director

New Board of Directors
The members of the Wanadoo Board of Directors are:

- Olivier Sichel – Chairman and Chief Executive Officer, nominated on December 20, 2002 for election by the General Meeting of Shareholders on May 22, 2003,
- Christian Brégou – Chairman and Chief Executive Officer of DI Group,
- Frank E. Dangeard – France Telecom Senior Vice-President for Financial Rebalancing and Value Creation, appointed on February 26, 2003, for election by the General Meeting of Shareholders on May 22, 2003,
- Cogecom, represented by Pierre Hilaire – Chairman of Cogecom and France Telecom Senior Vice-President for Financial Information
- Didier Lombard – France Telecom Senior-Vice President for New Technologies, Strategic Partnerships and New Usages, appointed on April 25, 2003, for election by the General Meeting of Shareholders on May 22, 2003
- Jean-Hervé Lorenzi – Advisor to the Supervisory Board of Compagnie Financière Edmond de Rothschild, appointed on April 25, 2003, for election by the General Meeting of Shareholders on May 22, 2003,
- Guillaume Pépy – Executive Vice-President, SNCF,
- Antonio Melchior Santaollala – Chairman and Chief Executive Officer of Air Liquide España
- Rémy Sautter – Chairman and Chief Executive Officer of RTL Group



- Jean-Philippe Vanot – France Telecom Senior-Vice President, Networks and Carriers, appointed on April 25, 2003, for election by the General Meeting of Shareholders on May 22, 2003,
- Edouard de Royère (advisor) – Honorary Chairman of Air Liquide
- The nomination as advisor to the board of Alain Pouyat, Chief Technology Officer of Bouygues will be proposed for election by the Wanadoo Annual General Meeting of Shareholders on May 22, 2003.

About Wanadoo

Wanadoo, a subsidiary of France Telecom, is one of Europe's leading Internet and directories companies with, at March 31st 2003, *8,786 million active subscribers, 2.4 billion pages viewed per* month and, at December 31st, more than 638,000 advertisers in Directories. Wanadoo is a leading Internet media services provider in France and U.K., the n° 2 in Spain, and is also present in the Netherlands and Morocco. Wanadoo is expanding its Internet operations through, amongst others, broadband Internet access with 1.6 million cable and ADSL subscribers. Wanadoo recorded EUR 2 billion in revenues in 2002 and has approximately 7,000 employees. Wanadoo is listed on Euronext Paris. Further information on Wanadoo can be found on the company's web site at: www.wanadoo.com.

Contacts

Press Relations
Nilou du Castel
Tél : +33 1 44 44 93 93
nilou.ducastel@francetelecom.com

Investor Relations
Vincent Gouley
Tél : +33 1 58 88 75 68
vincent.gouley@wanadoo.com



Wanadoo New Executive Committee

Olivier Sichel
Chairman and Chief Executive Officer

Olivier Sichel joined Wanadoo in November 2000 to take charge of the e-merchant division and chair the board of Alapage.com.

Formerly an Inspector of Finances, Mr Sichel joined France Telecom in 1998 as head of the distribution network of the Paris Luxemburg district office, before taking over the Neuilly-sur-Seine Office for the Northern Hauts de Seine region in October 1998.

He is a graduate of Essec and ENA.

Yves Le Mouël
Chief Organization Officer

Yves le Mouël was appointed Wanadoo secretary-general on 1st January 2002, after serving as head of the Enterprise Clients Division of the Enterprise Branche, from 1997 to 2000.

Mr Le Mouël headed the Voice and Network Services Division of France Telecom's Enterprise Branch in charge of all voice operations (from development through to sale) addressing enterprise clients. In 1995, he served as head of the Enterprise Sale and Marketing Department of the France Telecom Sales and Marketing Division, then as head of the Enterprise Branch Marketing and Development Department.

From 1992 to 1995, M. Le Mouël set up and managed the National Enterprise Support Organization after heading the DGT Sales Department. Previoulsy, he held various functions with the regional department Telematics Team and with the National Network Telecommunications Department.

From 1986 to 1989, he performed various marketing and sales duties with Nynex in the USA.
Mr Le Mouël is a graduate of Ecole Nationale Supérieure des PTT, and also holds degrees in Law and Physical Science.

Thierry Lemaître
Finance and Legal Director

Thierry Lemaître was appointed Wanadoo Finance and Legal Director on 3 March 2003.
He joined France Telecom in 1997 to take charge of France Telecom Group consolidation, after spending 5 years with auditors Ernst & Young.
He joined Wanadoo in 1999 as group controlling manager, and served as deputy chief financial officer since 2001.

Mr Lemaître graduated from Ecole Supérieure de Commerce de Reims (1991).

Patrick Puges
Chief Technical Officer

Patrick Puges was appointed Wanadoo senior vice-president for technologies in October 2002. He was previously in charge of Internet and intranet multimedia services with France Telecom R&D.
Mr Puges began his career with CCETT (Television and Telecommunications Joint Design Center), then joined the Technical department of Transpac (France Telecom's packet-switching network operator) in 1983.

As Transpac's Technical Director, he masterminded technical development of Global One data services in 1996. In addition, Mr Puges served as special reporter then vice-president for international standardization with the ITU-T Data Network Study Commission.
He is a graduate of Ecole Polytechnique and Ecole Nationale Supérieure des Télécommunications.

Antonio Anguita
Wanadoo Spain Director

Antonio Anguita was named Director of Wanadoo Spain in October 2002, after Wanadoo's acquisition of eresMas in July 2002.

Antonio had headed eresMas Interactiva since its creation in 2000, after having been Director of Strategic Planning, Business Development and Audit for Retevisión Móvil S.A.

Before joining Hewlett-Packard in Spain, Antonio held various positions in finance, sales and marketing. Antonio started his career with Morgan Stanley in London and in McKinsey's New York office, where he worked in the finance and high technology sector.

Antonio Anguita graduated from Brown University with a masters in Political Science and an MBA from Harvard.

Jean-Claude Delmas
Wanadoo France Director

Jean-Claude Delmas has been head of France Télécom's Regional Val d'Oise-Yvelines since December 1999, after overseeing the merger of the Cergy and Saint-Quentin-en-Yvelines operations.

From 1992-99, Jean-Claude Delmas was France Télécom's Regional Director in Melun, a pilot entity for very high speed data, after being France Télécom's delegate for Broadband TV, and in charge of satellite operations in the telecommunications image department.

Jean-Claude Delmas joined France Télécom in the 1970's.

Jean-Claude Delmas graduated from the Ecole Supérieur des télécommunications (1975) and is a member of the Multimedia Institute (Jean d'Arcy graduating class).

Eric Abensur
Wanadoo U.K. (Freeserve) Director

Eric Abensur was appointed Chief executive officer of Freeserve in September 2002, after serving as Chief financial officer since Spring 2001.

He started his career with the Ernst & Young Group in Paris then in Los Angeles before joining the France Télécom group in 1998 as Financial manager with the Broadcasting Department, where his duties included Pay television issues.

Mr Abensur is a graduate of Université Paris 13 and Dauphine.

Jean-Jacques de Pins
Wanadoo Netherlands Director

Jean-Jacques de Pins has been in the Netherlands running Wanadoo since 1998 when France Télécom acquired EuroNet Internet.

He joined the France Télécom group in 1993.

Throughout the first 20 years of his career Jean-Jacques held various management positions in high tech companies including Alcatel and Philips.

Jean-Jacques de Pins is an engineer with a degree in electronics and holds an MBA from INSEAD.

Michel Datchary
Directories Director

Michel Datchary was ppointed Chairman of the PagesJaunes board (formerly ODA) in June 1996, after serving as executive vice-president (1992 to 1996) and vice-president for Sales and marketing (1989 to 1992)

From 1985 to 1989, he was Chief Executive Officer of TMA (derived from joint-venture between ODA and US Company TMP), whose mission was to develop service to national customers. Before joining ODA in 1981, Mr Datchary was management correspondant with Havas (1977-1978).

He graduated from Pau Chamber of Commerce's Institut de Promotion Commerciale (1976-1977).

Christophe Lasserre
Wanadoo e-Merchant Director

Christophe Lasserre heads Wanadoo's e-Merchant Business Unit.

Christophe Lasserre joined Wanadoo in January 1998 to set up and manage Cable Internet operations.
His career with the France Telecom Group began in 1992 when he was appointed Chief executive officer of France Telecom Câble at Toulon.

He is a graduate of Institut d'Etudes Politiques (Grenoble) and HEC (Montréal).